# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**





## FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the period ended June 30, 2002**



## BLUEWATER FINANCE LIMITED

(Exact name of registrant as specified in its charter)

**Not Applicable**
(Translation of Registrant's name into English)

**Cayman Islands**
(Jurisdiction of incorporation or organization)



**Marsstraat 33
2132 Hoofddorp
The Netherlands
(31) 23 568 2800
(Address and telephone number of principal executive offices)**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

# Aurelia Energy N.V.

## Quarterly Report
## Second Quarter 2002

Dated August 29, 2002

## TABLE OF CONTENTS



## FORWARD LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the U.S. securities laws. All statements other than statements of historical facts contained in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "will", "may", "anticipate" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future.

Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

- the level of oil reserves contained in the oil fields on which we operate floating production storage and offloading units and the performance of those fields in general;
- levels of capital expenditures by the oil and gas industry on offshore exploration and production activities;
- our future capital needs;
- the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1998 and 1999 tax years;
- our ability to manage currency risks;
- our ability to comply with existing or newly-implemented environmental regimes in the countries in which we operate;
- our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;
- our liability for violations, known and unknown, under environmental laws;
- our ability to complete existing and future projects on schedule and within budget;

- our ability to comply with health and safety regulations at our facilities;
- our ability to remain competitive and profitable;
- the performance of oil companies to whom we contract our floating production storage and offloading units;
- the efficacy of modifications to our floating storage production and offloading units;
- our ability to compete in a competitive and changing marketplace;
- our losses from operational hazards and uninsured risks;
- our ability to minimize the downtime of floating production offloading and storage units during periods of repair, maintenance, inclement weather and turnarounds;
- our ability to protect our know-how and intellectual property;
- the adverse impact of strikes, lock-outs and other industrial actions;
- the possible extensions of our service agreements and certain of our material contracts;
- the outcome of discussions with the Dutch tax authorities concerning the possible advantage of the tax savings associated with the internal restructuring of the company, in subsequent tax years;
- the ability to tieback additional oil fields that neighbor the oil fields on which our floating production storage and offloading units currently operate; and
- limitations on our operational flexibility arising under agreements governing our debt.

These forward-looking statements speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

AURELIA ENERGY N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

| | Note | At June 30, 2002 | At December 31, (as restated) 2001 |
|---|---|---|---|
| | | (in U.S.$ thousands) | |
| **ASSETS** | | | |
| **Current assets** | | | |
| *Cash and cash equivalents* | | | |
| Cash | | 21,324 | 15,261 |
| Deposits | | 363 | 452 |
| | | 21,687 | 15,713 |
| *Accounts receivable* | | | |
| Trade, net | | 33,229 | 36,966 |
| Related party | | 81 | 65 |
| Other receivables | | 9,902 | 15,614 |
| Prepaid expenses | | 2,337 | 3,039 |
| | | 45,549 | 55,684 |
| *Inventory* | | | |
| Work in process | | 897 | 2,248 |
| | | 68,133 | 73,645 |
| **Non-current assets** | | | |
| Restricted deposits | | 78,148 | 74,676 |
| Fixed assets | | | |
| Tangible fixed assets, net | 2 | | |
| FPSOs | | 926,377 | 917,847 |
| Other tangible fixed assets | | 64,118 | 59,853 |
| Income tax receivable | | 1,319 | 1,239 |
| Deferred income tax | 9 | 71,926 | 59,085 |
| Debt arrangement fees | | 19,109 | 2,842 |
| | | 1,160,997 | 1,115,542 |
| | | 1,229,130 | 1,189,187 |

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AURELIA ENERGY N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

| | Note | At June 30, 2002 | At December 31, (as restated) 2001 |
|---|---|---|---|
| | | (in U.S.$ thousands) | |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | | |
| **Current liabilities** | | | |
| Accounts payable | | 18,142 | 12,158 |
| Income taxes | | 1,942 | 1,881 |
| Wage taxes and social security contributions | | 547 | 1,150 |
| Other liabilities and accrued expenses | | 23,973 | 23,220 |
| Short-term loan, related party | | 4,231 | 3,587 |
| Short-term portion of long-term bank loans | 3 | 80,000 | 47,828 |
| Billings in excess of cost and unrealized income | | 9,914 | 9,615 |
| | | 138,749 | 99,439 |
| **Non-current liabilities** | | | |
| Long-term bank loans (net of short-term portion) | 3 | 215,730 | 495,162 |
| 10¼ Senior Notes due 2012 | 4 | 256,171 | — |
| Long-term loan, related party | 5 | 121,699 | 117,616 |
| Tax lease benefits liability | | 42,567 | 42,068 |
| Interest rate swaps | | 6,423 | 6,004 |
| Deferred income | | 275 | 1,098 |
| Pensions | | 4,016 | 3,096 |
| | | 646,881 | 665,044 |
| **Shareholder's equity** | | | |
| Shares | | 170,000 | 170,000 |
| Retained earnings | | 297,798 | 278,560 |
| Accumulated other comprehensive income | | (24,298) | (23,856) |
| | | 443,500 | 424,704 |
| | | 1,229,130 | 1,189,187 |

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AURELIA ENERGY N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

| | Note | For the six months ended June 30, 2002 | 2001 |
|---|---|---|---|
| | | (in U.S.$ thousands) | |
| **Revenues** | 6 | 124,959 | 94,447 |
| **Operating expenses** | | | |
| Operations expenses | 7 | 63,310 | 33,339 |
| Selling, general and administrative expenses | | 5,232 | 2,070 |
| Depreciation of tangible fixed assets | | 27,736 | 33,325 |
| Other operating income | | (1,424) | (2,085) |
| | | 94,854 | 66,649 |
| Operating income | | 30,105 | 27,798 |
| **Financial income and expense** | | | |
| Interest income | | 1,946 | 2,408 |
| Interest expense | | (23,926) | (13,888) |
| Currency exchange results | | (261) | 5,249 |
| | | (22,241) | (6,231) |
| Income before income taxes | | 7,864 | 21,567 |
| Income taxes | 9 | (11,374) | (14,633) |
| Net income | 8 | 19,238 | 36,200 |

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AURELIA ENERGY N.V.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

| | For the six months ended June 30, | |
|---|---|---|
| | 2002 | 2001 |
| | (in U.S.$ thousands, except ratios) | |
| Net income | 19,238 | 36,200 |
| Depreciation of tangible fixed assets | 27,736 | 33,325 |
| Change in operating assets and liabilities | (2,338) | (2,984) |
| Increase in deferred tax assets | (12,841) | (16,192) |
| Amortization of debt arrangement fees | 1,095 | 355 |
| Net cash provided by operating activities | 32,890 | 50,704 |
| Net cash used in investing activities | (40,531) | (4,866) |
| Net cash provided by (used in) financing activities | 13,638 | (52,219) |
| Translation differences | (23) | (846) |
| Net increase/(decrease) in available cash and cash equivalents | 5,974 | (7,227) |
| Cash and cash equivalents at beginning of year | 15,713 | 25,295 |
| Cash and cash equivalents at end of period | 21,687 | 18,068 |

The accompanying notes are an integral part of these unaudited consolidated financial statements.

(all amounts in U.S.$ thousands, except share and per share amounts)

**1 Accounting Principles**

The accompanying unaudited condensed consolidated financial statements have been prepared by the company in accordance with U.S. Generally Accepted Accounting Principles. The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2001 and 2000. Sales and operating results for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

**2 Tangible Fixed Assets**

During the first six months of 2002, the company invested an amount of U.S.$40.5 million (at June 30, 2001–U.S.$4.9 million). The investment for the first six months of 2002 consisted of U.S.$35.1 million for work performed in connection with the redeployment of the *Glas Dowr* to the Sable Field, U.S.$4.5 million for the purchase of the Hellespont vessel (a down payment of U.S.$1.5 million was made in 2001), which is available for tender on several FPSO and FSO projects, and U.S.$0.9 million to correct the purchase price of the *Haewene Brim* and the *Munin*, which increased due to late invoices, to pay capitalized expenditures in respect of the *Aoka Mizu* and to pay for expenditures on certain office equipment. The *Aoka Mizu* is a hull which is being held for use in a future FPSO project. Considering the tight ship yard capacity for new-built hulls around the world, and considering the level of tender activity for new FPSO projects, the hull is stated at historic cost and is not impaired.

**3 Long-Term Bank Loans**

In January 2002, the company refinanced its outstanding debt under a U.S.$450,000 revolving credit facility and its outstanding debt under a U.S.$288,000 bridge loan with funds drawn under an 8 year, U.S.$600,000 replacement credit facility. The replacement credit facility can be used to finance the construction of new FPSOs and for general corporate purposes. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.300%, varies from 1.300% to 1.700% depending on certain factors. The company has granted security interests over substantially all of its assets. The costs incurred in arranging the replacement credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility.

**4 10¼% Senior Notes due 2012**

In February 2002, the company issued U.S.$260 million aggregate principal amount of 10¼% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, to investors in Europe and the United States at a price of 98.47% of the aggregate principal amount. The company used the gross proceeds from the issuance of the 10¼% Senior Notes due 2012 to repay approximately U.S.$248.5 million of indebtedness outstanding under its replacement credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations)) have fully and unconditionally guaranteed the 10¼% Senior Notes due 2012 on a joint and several basis. Bluewater Finance Limited is a 100%-owned finance subsidiary of the company and each other subsidiary of the company is wholly-owned, directly or indirectly, by the company. The company has no independent assets or operations. There are no significant restrictions on the ability of the company or any other guarantor of the 10¼% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10¼% Senior Notes due 2012 (other than the company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10¼% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10¼% Senior Notes due 2012 at June 30, 2002 approximates their carrying value. The fair value is based on the quoted market price.

### 5 Long-Term Loan, Related Party

The fair value of the long-term loan from the related party at June 30, 2002 and December 31, 2001 amounted to U.S.$138,544 and U.S.$125,685, respectively. The fair value as of June 30, 2002 has been determined by an independent bank, based on the discounted cash-flow method assuming a redemption in 5 equal annual installments as from December 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the years ended December 31, 2001.

### 6 Segment Information

The segment information per business segment is as follows:

| | For the six months ended June 30, | |
|---|---|---|
| | 2002 | 2001 |
| | (in U.S.$ thousands) | |
| **FPSO** | | |
| Revenues | 103,570 | 86,204 |
| Segment net income | 28,214 | 42,564 |
| Identifiable assets | 1,149,342 | 861,389 |
| Capital expenditures | 40,191 | 3,110 |
| Depreciation and amortization | 27,124 | 33,098 |
| **SPM** | | |
| Revenues | 21,389 | 8,243 |
| Segment net income | (8,976) | (6,364) |
| Identifiable assets | 79,320 | 22,414 |
| Capital expenditures | 340 | 1,778 |
| Depreciation and amortization | 612 | 227 |

| | For the six months ended June 30, | |
|---|---|---|
| | 2002 | 2001 |
| | (in U.S.$ thousands) | |
| **Other** | | |
| Revenues | — | — |
| Segment net income | — | — |
| Identifiable assets | 468 | 3,717 |
| Capital expenditures | — | — |
| Depreciation and amortization | — | — |
| **Consolidated** | | |
| Revenues | 124,959 | 94,447 |
| Segment net income | 19,238 | 36,200 |
| Identifiable assets | 1,229,130 | 887,520 |
| Capital expenditures | 40,531 | 4,888 |
| Depreciation and amortization | 27,736 | 33,325 |

## 7 Operations Expenses

Operations expenses are specified as follows:

| | For the six months ended June 30, | |
|---|---|---|
| | 2002 | 2001 |
| | (in U.S.$ thousands) | |
| SPM contracts | 28,371 | 13,282 |
| FPSO contracts | 34,939 | 20,057 |
| | 63,310 | 33,339 |

## 8 Other Comprehensive Income

Other comprehensive income is specified as follows:

| | For the six months ended June 30, | |
|---|---|---|
| | 2002 | 2001 |
| | (in U.S.$ thousands) | |
| Net Income (unaudited) | 19,238 | 36,200 |
| Increase/(Decrease) in fair value of cash flow hedges (unaudited) | (419) | (4,535) |
| Translation result (unaudited) | (23) | (846) |
| | 18,796 | 30,819 |

## 9 Income Taxes

In May 2002, the company received a draft audit report relating to its 1998 and 1999 tax years. The draft tax audit report included certain proposed factual findings relating to the issue of whether non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not present a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities have assessed additional taxes for the company's 1998 and 1999 tax years. The total amount of these assessments, including interest, is €25,900 (U.S.$24,000). The company is in discussions with the Dutch tax authorities regarding these assessments and believes that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which the company has received. Because the company believes that it is likely that it will prevail on the merits of any final determination of the assessments, the company intends vigorously to contest the imposition of additional taxes for the years under review and, if necessary, to seek administrative and judicial review of the assessment. The company intends to withhold payment of such taxes pending final resolution of the issue. Because the company believes that it is not probable that additional Dutch income taxes will be payable for the 1998 and 1999 tax years, the company did not accrue for the aforementioned tax assessments in these unaudited condensed consolidated financial statements.

The company is also in discussions with the Dutch tax authorities concerning its ability to take advantage of the tax savings associated with its internal restructuring in subsequent tax years. In the course of such discussions, the Dutch tax authorities have confirmed to the company that their analysis will focus only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from the company's internal restructuring that should ultimately be attributed to the company's non-Dutch activities. The outcome of such discussions could limit the company's ability to take advantage of future tax savings associated with its internal restructuring by limiting the amount of goodwill that the company may amortize and the amount of interest it may deduct for tax purpose in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisors and other relevant criteria, the company estimates that it is currently probable that it will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least US$768.0 million of interest bearing intercompany debt in connection with its internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purpose. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the company may take advantage of in subsequent periods. Notwithstanding the company's current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on actual future tax savings, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to the company's internal restructuring, as well as the outcome of any relevant proceedings.

**10 Restatement of December 31, 2001 Amounts**

Subsequent to the issuance of the first quarter report, the company has determined that a deferred tax asset should be accounted for relating to the tax effects of temporary differences and for the estimated amounts of tax loss carry forwards resulting from the internal restructuring and available for compensation with future taxable income at June 30, 2002 and December 31, 2001 and for each of the six months ended June 30, 2001 and 2002. This determination was made based on guidance set forth in SFAS No. 109, "Accounting for Income Taxes". As a result, the company's financial statements as of

December 31, 2001 have been restated from previously reported amounts to reflect this change in accounting. The summary of significant effects of this restatement is as follows:

**Consolidated Balance Sheet**

| | At December 31, 2001 | |
|---|---|---|
| | As previously reported | As restated |
| | (in U.S.$ thousands) | |
| Deferred income taxes | — | 59,085 |
| Non-current assets | 1,056,457 | 1,115,542 |
| Total assets | 1,130,102 | 1,189,187 |
| Retained earnings | 219,475 | 278,560 |
| Shareholder's equity | 365,619 | 424,704 |
| Total liabilities and shareholder's equity | 1,130,102 | 1,189,187 |

Both the company's unaudited condensed consolidated statement of income and cashflow statement for the six months ended June 30, 2001 have been adjusted for the accounting of the deferred tax asset as described above. Since this financial information had not been made public prior to the date hereof, the June 30, 2001 amounts have not been restated.

## UNAUDITED OTHER FINANCIAL DATA AND RATIOS

| | For the six months ended June 30, 2002 | 2001 |
|---|---|---|
| | (in U.S.$ thousands, except ratios) | |
| EBITDA[1] | | |
| FPSO business | 66,550 | 66,845 |
| SPM business | (8,709) | (5,722) |
| Capital expenditures, net[2] | 40,531 | 4,866 |
| Cash interest expense[3] | 19,701 | 10,023 |
| Ratio of EBITDA to cash interest expense | 2.94x | 6.10x |
| Ratio of earnings to fixed charges[4] | 1.37x | 2.61x |

Notes:

(1) "EBITDA" is defined as operating income (loss) plus depreciation and amortization. EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles.

(2) "Capital expenditures, net" represents additions to fixed assets less disposals of fixed assets.

(3) "Cash interest expense" is defined as interest expense plus capitalized interest less accrued interest on the subordinated Marenco loan, accrued interest on the short-term loan from a related party (unsubordinated Marenco loan) and debt arrangement fees.

(4) The term "earnings" is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term "fixed charges" means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

## UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma consolidated financial information for Aurelia Energy N.V. is based on the unaudited condensed consolidated statements of income of Aurelia Energy N.V. for the six months ended June 30, 2002. The following unaudited pro forma financial information is presented for informational purposes only and is not intended to be indicative of either the financial condition or results of operations that might have been achieved had the transactions mentioned below actually occurred on the dates specified or to project the financial condition or results of operations for any future periods. You should read the following information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited condensed consolidated financial statements and the related notes thereto, all included elsewhere in this report.

The unaudited pro forma statement of income for the six months ended June 30, 2002 has been prepared to give effect to the following:

- the application of funds drawn under our replacement credit facility, which was entered into on January 15, 2002, to refinance our former credit facility and a bridge credit facility;
- the effect of the issuance of the outstanding 10¼% Senior Notes due 2012, which were issued on February 22, 2002, and the application of the proceeds therefrom to repay certain borrowings under our replacement credit facility and a bridge credit facility and to pay certain offering expenses,

in each case, as if they had occurred on January 1, 2002 for income statement purposes.

| | Aurelia Energy N.V. Historical | Refinancing Adjustments | Adjustments for the Issuance of the Outstanding 10¼% Senior Notes due 2012 | Pro Forma |
|---|---|---|---|---|
| | | (in U.S.$ thousands) | | |
| **Unaudited pro forma income statement data for the six months ended June 30, 2002:** | | | | |
| Revenues | 124,959 | — | — | 124,959 |
| Operating expenses | 63,310 | — | — | 63,310 |
| Selling, general and administrative expenses | 5,232 | — | — | 5,232 |
| Other operating income | (1,424) | — | — | (1,424) |
| Depreciation of tangible fixed assets | 27,736 | — | — | 27,736 |
| | 94,854 | — | — | 94,854 |
| Operating income | 30,105 | — | — | 30,105 |
| Financial income and (expense) | (22,241) | (38) | (2,738) | (25,017) |
| Income before income taxes | 7,864 | (38) | (2,738) | 5,088 |
| Income taxes | (11,374) | (13) | (958) | (12,345) |
| Net income | 19,238 | (25) | (1,780) | 17,433 |

**(a) Refinancing Adjustments**

Adjustments for the six months ended June 30, 2002 relating to the refinancing of the former credit facility and bridge credit facility are specified as follows:

(i) Financial income and expense adjustments:

| | | Six months ended June 30, 2002 |
|---|---|---|
| | | (in U.S.$ thousands) |
| (A) | Interest costs of replacement credit facility | — |
| (B) | Debt arrangement fee replacement credit facility | 38 |
| | | 38 |

(A) As the interest rates under the former credit facility, the bridge credit facility and the replacement credit facility equal approximately 1.3% over LIBOR, the repayment of the indebtedness under the former credit facility and the bridge credit facility with funds drawn under the replacement credit facility had no effect on interest costs for the six months ended June 30, 2002.

(B) We paid a debt arrangement fee relating to the replacement credit facility of 1.2% of the U.S.$600.0 million of indebtedness under the replacement credit facility which was used to repay all indebtedness under the former credit facility and the bridge credit facility. The debt arrangement fee will be amortized to interest expense over the eight-year term of the facility. Accordingly, the additional charge to financial income and expense of this arrangement fee was U.S.$37,500 for the six months ended June 30, 2002.

(ii) Income tax adjustments:

The income tax effect of the adjustment made for the debt arrangement fee reflects the effective tax rate in the Netherlands of 35.0% of the financial expenses relating to the debt arrangement fee in the pro forma statement of income for the six months ended June 30, 2002 as the debt arrangement fee expenses are borne by Bluewater Holding.

**(b) Adjustments for the Issuance of the Outstanding 10¼% Senior Notes due 2012**

(i) Financial income and expense adjustments:

The financial income and expense adjustment for the issuance of the outstanding 10¼% Senior Notes due 2012 reflects the sum of the amortization of the issuance costs related to the issuance of the outstanding 10¼% Senior Notes due 2012 and the difference in interest cost between the replacement credit facility and the 10¼% Senior Notes due 2012.

The issuance costs of the outstanding 10¼% Senior Notes due 2012 are estimated to be U.S.$7.5 million and will be capitalized and amortized over the 10 years term of the 10¼% Senior Notes due 2012. Accordingly, the additional amortization of the issuance costs of the outstanding 10¼% Senior Notes due 2012 amounted to U.S.$105,000 for the six months ended June 30, 2002.

The interest rate of the 10¼% Senior Notes due 2012 is equal to 10.25%. The proceeds of the 10¼% Senior Notes due 2012 are U.S.$256.0 million and will be used to repay U.S.$248.5 million of indebtedness under the replacement credit facility. The replacement credit facility was used to replace a former credit facility, which bore interest at a rate of 0.8% to 1.4% over LIBOR and was used to replace a bridge facility, which bore interest at a rate of 1.3% over LIBOR. The interest rate of the former credit facility at February 22, 2002 was 3.30%. Accordingly, additional interest costs of U.S.$2.6 million will be incurred for the six months ended June 30, 2002.

The 10¼% Senior Notes due 2012 were issued at a price of 98.47%. As a result, an amount of U.S.$56,000 will additionally accrue to the 10¼% Senior Notes due 2012 against interest costs in the income statement.

(ii) Income tax adjustments:

The income tax effect of the adjustments made for the issuance of the outstanding 10¼% Senior Notes due 2012 reflects the effective tax rate in the Netherlands of 35.0% of the financial expenses relating to the issuance of the outstanding 10¼% Senior Notes due 2012 in the pro forma statement of income for the six months ended June 30, 2002 as the interest expenses borne by Bluewater Finance Limited (the issuer of the 10¼% Senior Notes due 2012) will be charged to Bluewater Holding B.V.

**(c) Other Financial Data**

| | Aurelia Energy *Historical* | Refinancing *Adjustments* | Adjustments for the Issuance of the Outstanding 10¼% Senior Notes due 2012 | Pro Forma |
|---|---|---|---|---|
| | | (in U.S.$ thousands) | | |
| **Unaudited pro forma other financial data for the six months ended June 30, 2002:** | | | | |
| EBITDA(1) | 57,841 | — | — | 57,841 |
| Cash interest expense(2) | 19,701 | — | 2,633 | 22,334 |
| Ratio of earnings to fixed charges(3) | 1.37x | — | — | 1.26x |

Notes:

(1) "EBITDA" is defined as operating income (loss) plus depreciation and amortization. EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles.

(2) "Cash interest expense" is defined as interest expense plus capitalized interest less the accrued interest on the subordinated Marenco loan, the accrued interest on the short-term loan from a related party (unsubordinated Marenco loan) and debt arrangement fees.

(3) The term "earnings" is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term "fixed charges" means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.



0 17

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Overview**

We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that, together, comprise a specialized service provider to and operator in the offshore oil and gas industry and operate under the name "Bluewater". We are a leader in (i) the design, development, ownership and operation of floating production storage and offloading units ("FPSOs"), which we operate for oil companies under medium-and long-term service agreements, and (ii) the design, development, project management and delivery of single point mooring systems ("SPM systems"). We earn revenues from the payments that we receive from the operation of our FPSOs pursuant to our service agreements with oil companies and from the payments that we receive from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. During the period ended June 30, 2002, we had revenues of U.S.$125.0 million, EBITDA of U.S.$57.8 million, operating income of U.S.$30.1 million and net income of U.S.$19.2 million.

**Factors of Affecting Results of Operation**

***Service Agreements***

Our service agreements are treated as "operating leases" under U.S. Generally Accepted Accounting Principles and presented as such in our financial statements. Under these agreements, we derive FPSO contract revenues from day rates, fee payments, payments in respect of capital expenditures and payments for the rental of additional equipment. Our day rates consist of a facility fee which is fixed for the lease period of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. Our service agreements require our FPSOs to maintain minimum operating uptimes. In certain cases, our FPSO contract revenues may also include fee payments to the extent that the prevailing price of oil exceeds a certain minimum price, although we do not currently receive such payments. These revenues are recognized on a straight line basis over the term service agreement. We also derive other FPSO revenues in respect of standby vessel and shuttle tanker services, the installation and demobilization of an FPSO, work performed in connection with tieback arrangements and project assistance. These revenues are recognized and invoiced when the services are rendered. Expenses relating to these service agreements are recorded in the period in which they are incurred.

***SPM Delivery Contracts***

Under our SPM delivery contracts, we receive milestone payments from our customers for the design, engineering and management services that we provide during the progress of our SPM projects. These payments are made during the course of a particular project in accordance with a predetermined schedule of payments. We recognize revenues from these contracts based on the estimated percentage of work that has been completed under the SPM delivery contract. Expenses relating to these contracts are recorded in the period in which they are incurred.

***Acquisition of the Haewene Brim and the Munin***

In January 2002, we completed our acquisitions of the *Hæwene Brim*, the *Munin* and their related operating companies, thereby increasing our total FPSO fleet to five high specification vessels. These acquisitions were accounted for using purchase accounting under U.S. Generally Accepted Accounting Principles. Because these businesses were transferred to us by Aurelia Holding N.V., the beneficial owner of all of our share capital, we accounted for these acquisitions as a reorganization of entities under common control and each business was included in our consolidated financial statements as of the date on which it was originally acquired by Aurelia Holding N.V. Notwithstanding the forgoing, the first half year of 2002 was the first full financial period in which we received revenues and incurred expenses, including depreciation and insurance expenses, for the newly acquired vessels.

***Redeployment of the Glas Dowr***

We stopped receiving payments in respect of the *Glas Dowr* in August 2001 following the expiration of our service agreement with Amerada Hess. However, we have entered into a new service agreement with PetroSA (formerly named Soekor), a South African oil company, to redeploy the vessel to the Sable Field in the Bredasdorp Basin off the southeast coast of South Africa. In order to customize the *Glas Dowr* for operation on this field, we will invest an estimated U.S.$70.0 million (U.S.$35.1 million of which had been expended as of June 30, 2002) in the vessel's topsides and mooring system and will expend approximately U.S.$48.8 million (U.S.$2.2 million of which had been expended as of June 30, 2002) developing the field's subsea infrastructure. While we will not receive our full day rate until the date of first oil (which is expected to occur in December 2002), we do not expect that the delay in redeploying the *Glas Dowr* will have a material effect on our revenues, income, liquidity or capital resources. We believe that the additional revenues and income that we now receive from the *Haewene Brim* and the *Munin* have been and will continue to be sufficient to offset the loss of revenues and income from the *Glas Dowr*. In addition, we have outsourced the fabrication of the subsea equipment to a qualified subcontractor pursuant to a subcontract that generally mirrors the terms of the service agreement with PetroSA. We expect to fund capital expenditures relating to subsea equipment with milestone payments that we will receive from PetroSA as such work is performed and to fund capital expenditures relating to the vessel's topsides and mooring system with borrowings under our replacement credit facility. The cost of refitting the vessels' topsides and the interest expense relating thereto will be capitalized. We also will not depreciate the *Glas Dowr* until it is deployed to the Sable Field.

***Insurance Costs***

We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. In the aftermath of the events in the United States on September 11, 2001, we have experienced more than a 100.0% increase in the cost of our insurance premiums. While the increase in the price of insurance is recoverable in part under our service agreements with our customers, we account for the cost of insurance as an expense in our consolidated financial statements and the payments that we receive in respect of such expenses as revenues. There is no assurance that we will continue to maintain the same level of insurance coverage in the future or that we will be able to recover the cost of such coverage from our customers.

***Financing and Refinancings***

We used funds drawn under our replacement credit facility to finance our acquisitions of the *Haewene Brim* and the *Munin*, to refinance certain indebtedness assumed in connection therewith and to repay outstanding indebtedness under our former credit facility. In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10¼% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the aggregate principal amount. We used the gross proceeds from the issuance of the 10¼% Senior Notes due 2012 to repay approximately



0 19

U.S.$248.5 million of indebtedness outstanding under our replacement credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The increase in the amount of our total indebtedness and the issuance of the 10¼% Senior Notes due 2012 has led to a modest increase in the amount of our interest expense. Our interest expense, however, does not include the expenses relating to the issuance of the 10¼% Senior Notes due 2012 or the refinancing of our former credit facility. Such expenses have been capitalized. In the future, our interest expense may further increase as the issuance of the 10¼% Senior Notes due 2012 has increased the average weighted interest rate payable in respect of our indebtedness.

***Other Operating Income***

Our other operating income relates primarily to income generated by the release of our tax lease benefits liability under UK tax leasing transactions that we entered into with respect to the *Uisge Gorm*, the *Glas Dowr* and the topsides processing plant for the *Bleo Holm*. Payment arrangements at the inception of the lease transactions were structured such that we have no current payment obligations with respect to the assets. Nevertheless, collateral in the form of restricted cash deposits has been provided to the lease counterparty in the transaction in respect of payment obligations relating to (i) certain lease payments in excess of pre-paid amounts and (ii) the termination sum payable upon the termination of the transaction. We also account for the possibility of such payment obligations as a "tax lease benefits liability" on our balance sheet. This tax lease benefits liability is reduced on the basis of the repayment to the lessor being required in the event of a voluntary early termination of the tax lease arrangements. We recognize a corresponding amount of "other operating income" as such a reduction is made.

***Income Taxes***

We have historically benefited from low income taxes. While we believe we will continue to benefit from a low level of income taxes in future years as a result of the large amount of goodwill and deductible interest reported by certain members of our group, we received a draft tax audit report from the Dutch tax authorities in May 2002 relating to our 1998 and 1999 tax years. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities have assessed additional taxes for our 1998 and 1999 tax years. The total amount of these assessments, including interest, is €25.9 million (U.S.$24.0 million). We are in discussions with the Dutch tax authorities regarding these assessments and believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which we have received. Because we believe that it is likely that we will prevail on the merits of any final determination of the assessments, we intend vigorously to contest the imposition of additional taxes for the years under review and, if necessary, to seek administrative and judicial review of the assessment. We intend to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the issue will ultimately be resolved in our favor, we believe that it is not probable that additional Dutch income taxes will be payable for the 1998 and 1999 tax years and, accordingly, we did not accrue for the aforementioned tax assessments in our financial statements.

We also are in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with our internal restructuring in subsequent tax years. In the course of such discussions, the Dutch tax authorities have confirmed to us that their analysis will focus only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on actual future tax savings that may ultimately be realized, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, $379.5 million of the intercompany indebtedness of Bluewater Holding relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

### Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements which have been prepared in accordance with U.S. Generally Accepted Accounting Principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those policies which are reflective of significant judgments and uncertainties and which would potentially result in materiality different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described above under "Factors Affecting Results of Operation—Service Agreements" and "Factors Affecting Results of Operation—Other Operating Income" and "Factors Affecting Results of Operation—Income Taxes". In addition, we refer to our audited financial statements as of and for the years ended December 31, 2000 and 2001.

### Results of Operation

#### *Revenues*

Our revenues were U.S.$125.0 million in the period ended June 30, 2002, compared to U.S.$94.4 million in the period ended June 30, 2001. Revenues in our FPSO business amounted to U.S.$103.6 million in the period ended June 30, 2002, up 20.2% from U.S.$86.2 million in the period ended June 30, 2001, while revenues in our SPM business amounted to U.S.$21.4 million in the period ended June 30, 2002, up 161.0% from U.S.$8.2 million in the period ended June 30, 2001. The relative increase in the revenues of our FPSO business resulted from the addition of the *Haewene Brim* and the *Munin* to our FPSO fleet. The period ended June 30, 2002 was the first half year in which both of these vessels generated revenues, and their addition to our fleet more than offset the temporary loss of revenues from the *Glas Dowr*, from which we expect to begin receiving our full day rate in December 2002. The relative increase in the revenues of our SPM business was due to the addition of revenues from three new SPM delivery contracts that we entered into in the fourth quarter of 2001. We do not expect these contracts to have a material effect on our results of operation.

***Operating Expenses***

Our total operating expenses amounted to U.S.$94.9 million in the period ended June 30, 2002, compared to U.S.$66.6 million in the period ended June 30, 2001.

Our operations expenses were U.S.$63.3 million in the period ended June 30, 2002, up 90.1% from U.S.$33.3 million in the period ended June 30, 2001. The relative increase in our operations expenses was due to an increase in the operations expenses of both our FPSO and SPM business. In our FPSO business, our operations expenses were U.S.$34.9 million in the period ended June 30, 2002, compared to U.S.$20.1 million in the period ended June 30, 2001, while the operations expenses of our SPM business were U.S.$28.4 million in the period ended June 30, 2002, compared to U.S.$13.3 million in the period ended June 30, 2001. The relative increase in the operations expenses of our FPSO business was attributable to an increase in the cost of insurance following the events of September 11 as well as the addition of the *Haewene Brim* and the *Munin* to our FPSO fleet. The increase in the operations expense of our SPM business in the period ended June 30, 2002 relative to the period ended June 30, 2001 was due to increased tender activity and expenses that we incurred in developing the three new SPM systems for which we received contracts in the fourth quarter of 2001.

Our selling, general and administrative expenses amounted to U.S.$5.2 million in the period ended June 30, 2002, compared to U.S.$2.0 million in the period ended June 30, 2001. The increase in such costs was similarly attributable to an increase in our tender activity for new FPSO and SPM projects during the period ended June 30, 2002 relative to the period ended June 30, 2001. While the outlook for new SPM and FPSO projects remains positive, only one new SPM project was awarded in the period ended June 30, 2002, largely due to delays in contract award processes.

The amount of depreciation of our tangible fixed assets amounted to U.S.$27.7 million in the period ended June 30, 2002, down 16.8% from U.S.$33.3 million in the period ended June 30, 2001. The relative decrease in the amount of depreciation resulted from the fact we have fully depreciated certain equipment on the *Uisge* Gorm and our temporary suspension of the depreciation of the *Glas Dowr*. We temporarily suspended the depreciation of the *Glas Dowr* in August 2001 when we began preparing the vessel for deployment to the Sable Field. We expect to resume depreciating the vessel when first oil is achieved at the field. The effect of this suspension, however, was offset in part by the addition the *Haewene Brim* and the *Munin* to our FPSO fleet.

***Operating Income***

Our operating income was U.S.$30.1 million in the period ended June 30, 2002, up 8.3% from U.S.$27.8 million in the period ended June 30, 2001, largely resulting from decreased depreciation costs. Excluding depreciation costs, income in the period ended June 30, 2002 was U.S.$57.8 million, down 5.4% from U.S.$61.1 million in the period ended June 30, 2001. Our operating margin similarly decreased from 29.4% of revenues in the period ended June 30, 2001 to 24.1% of revenues in the period ended June 30, 2002 as a consequence of the factors described above.

***Financial Income and Expense***

Our net financial expense was U.S.$22.2 million in the period ended June 30, 2002, compared to U.S.$6.2 million in the period ended June 30, 2001. This relative increase resulted primarily from our incurrence of U.S.$285.9 additional indebtedness to finance our acquisitions of the *Haewene Brim* and the *Munin* and from an increase in the average weighted interest rate payable in respect of our indebtedness, which resulted from the issuance of the 10¼% Senior Notes due 2012 during the first quarter of 2002. As a result of these factors, our total interest expense increased from U.S.$13.9 million in the period ended June 30, 2001 to U.S.$23.9 million in the period ended June 30, 2002. Over the same periods, our interest income decreased from U.S.$2.4 million to U.S.$1.9 million as a result of lower interest rates, and our currency exchange results decreased from U.S.$5.2 million to U.S.$(261,000). Our foreign currency results were higher in the period ended June 30, 2001 due to the fact that we recognized significant gains when we converted the denomination of loans from Marenco Investments Limited to U.S. dollars in June 2001.

*Income Before Taxes*

For the reasons described above, our income before taxes was U.S.$7.9 million in the period ended June 30, 2002, down 63.4% from U.S.$21.6 million in 2001. As a percentage of total revenues, income before taxes decreased from 22.8% in the period ended June 30, 2001 to 6.3% in the period ended June 30, 2002.

*Net Income*

We had income tax credits amounting to U.S.$11.4 million for the period ended June 30, 2002, compared income tax credits amounting to U.S.$14.6 million for the period ended June 30, 2001. These income tax credits consist of current tax charges of U.S.$1.4 million for the period ended June 30, 2002, compared to current tax charges of U.S.$1.6 million for the period ended June 30, 2001, and deferred tax credits of U.S.$12.8 million for the period ended June 30, 2002, compared to deferred tax credits of U.S.$16.2 million for the period ended June 30, 2001. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards resulting from our internal restructuring. After taking account of the income tax credits, our net income amounted to U.S.$19.2 million in 2002, down 47.0% from U.S.$36.2 million in 2001.

**Liquidity and Capital Resources**

*Overview*

Our primary sources of liquidity are cash flows generated from operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs.

*Net Cash Flow Provided by Operations*

Net cash provided by operating activities amounted to U.S.$32.9 million in the period ended June 30, 2002. In the period ended June 30, 2002, we made a U.S.$18.0 million investment in working capital, which was used in connection with our development of three new SPM systems and work performed on the subsea equipment at the Sable Field.

*Net Cash Flow Used in Investment Activities*

Net cash used in investment activities amounted to U.S.$40.5 million in the period ended June 30, 2002. Approximately U.S.$35.1 million of this net cash outflow related to work performed in connection with the redeployment of the *Glas Dowr* to the Sable Field. These expenses have been capitalized and added to the historic cost of the vessel. See "—Factors Affecting Results of Operation—Redeployment of the Glas Dowr" and "—Capital Expenditures". Of the remaining net cash outflow, approximately U.S.$4.5 million was used to purchase of the Hellespont vessel (a down payment of U.S.$1.5 million was made in 2001), which is currently tendered for the CEPU project, while approximately U.S.$0.9 million was used to correct the purchase price for the *Haewene Brim* and the *Munin*, which increased slightly as a result of late invoices, to pay capitalized expenditures in respect of the *Aoka Mizu* and to pay expenditures on certain office equipment.

*Net Cash Flow Provided by Financing Activities*

Net cash flow provided by financing activities was U.S.$13.6 million in the period ended June 30, 2002. The refinancing of our former credit facility and certain other indebtedness and from the issuance of U.S.$260.0 million aggregate principal amount of 10¼% Senior Notes due 2012 resulted in a cash outflow of U.S.$17.4 million in debt arrangement and professional fees. These fees have been capitalized and will be charged to financial expenses over the term of the indebtedness in respect of which they were incurred.

*Financing Arrangements*

In the period ended June 30, 2002, we did not have any short-term bank debt under working capital facilities. We had total long-term bank indebtedness (including the current portion of such debt) of U.S.$295.7 million incurred under our replacement credit facility. We also had U.S.$260.0 million aggregate principal amount of 10¼% Senior Notes due 2012 outstanding, U.S.$121.7 million of indebtedness outstanding in a subordinated loan from our affiliate, Marenco Investments Limited and U.S.$4.2 million of indebtedness outstanding in under an unsubordinated loan from Marenco Investments Limited.

*Replacement Credit Facility.* Our replacement credit facility is a U.S.$600.0 million revolving credit facility signed in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.300%, varies from 1.300% to 1.700% over the term of the facility depending on certain factors.

The following table presents certain information regarding the expected availability of funding under our replacement credit facility in its current form during the periods indicated:

| | Year ending December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| | (in U.S.$ millions) | | | | | | | |
| Facility limit | 560 | 480 | 400 | 320 | 240 | 160 | 80 | 0 |
| Borrowing base[(1)] | 589 | 467 | 370 | 311 | 287 | 271 | 248 | 223 |

Note:
(1) Based on our current FPSO fleet.

*Other Financing Arrangements.* In addition to the replacement credit facility described above, we also have the following outstanding indebtedness:

- **10¼% Senior Notes due 2012.** In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10¼% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance of the 10¼% Senior Notes due 2012 to repay approximately U.S.$248.5 million of indebtedness outstanding under our replacement credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance.

- **Subordinated Marenco Loan.** We have borrowings outstanding under a loan from Marenco Investments Limited that is fully subordinated to both our replacement credit facility and our 10¼% Senior Notes due 2012. We refer to this loan in our accounts as the "long-term loan, related party". As of June 30, 2002, the total amount of this loan (including accrued interest) was U.S.$121.7 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of the replacement facility and the indenture relating to the 10¼% Senior Notes due 2012.

- **Unsubordinated Marenco Loan.** In addition to the subordinated Marenco loan, we also have borrowings outstanding under an unsubordinated short-term loan from Marenco Investments Limited. We refer to this loan in our accounts as the "short-term loan, related party". Interest is payable at a rate of 7.0%. As of June 30, 2002, the total indebtedness outstanding under this loan amounted to U.S.$4.2 million and was used primarily for funding short-term liquidity needs.

Our former credit facility and the subordinated Marenco loan have enabled us to expand our FPSO business. We expect that our replacement credit facility and 10¼% Senior Notes due 2012 will allow us to continue to do the same. To further develop our FPSO activities, we may in the future require additional external financing. We believe that our working capital is sufficient to satisfy current requirements.

*Capital Expenditures*

From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. As of June 30, 2002, we had approximately U.S.$99.3 million in commitments for such capital expenditures. These commitments related to work that will be performed in connection with the redeployment of the *Glas Dowr* to the Sable Field in the Bredasdorp Basin off the southeast coast of South Africa. In connection with the redeployment of the *Glas Dowr*, we have agreed to invest an estimated U.S.$70.0 million (U.S.$35.1 million of which had been expended as of June 30, 2002) in the vessel's topsides and mooring system and to expend approximately U.S.$48.8 million (U.S.$2.2 million of which had been expended as of June 30, 2002) developing the field's subsea infrastructure. We have outsourced the fabrication of the subsea equipment to a qualified subcontractor pursuant to a subcontract that generally mirrors the terms of the service agreement with PetroSA. We expect to fund capital expenditures relating to subsea equipment with milestone payments that we will receive from PetroSA as such work is performed and to fund capital expenditures relating to the vessel's topsides and mooring system with borrowings under our replacement credit facility.

*Quantitative and Qualitative Exposure to Market Risk*

In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will be effective.

*Interest Rate Sensitivity.* The majority of our indebtedness historically has consisted of advances under our former credit facility. We expect that in the future we will continue to have significant borrowings under our replacement credit facility. Advances under our replacement credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of our replacement credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. In the future, we expect to manage our interest rate risk exposure through the use of a combination of fixed and floating rate debt.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2001 and as of June 30, 2002. The June 30 data is provided because we significantly altered the profile of our interest rate sensitive instruments in connection with the replacement of our former credit facility and the issuance of our 10¼% Senior Notes due 2012. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instruments' actual cash flows are also denominated in U.S. dollars:

| | As of December 31, 2001 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Expected Maturity Date December 31, | | | | | | | |
| | 2002 | 2003 | 2004 | 2005 | 2006 | Thereafter | Total | Fair Value |
| | (in thousands U.S.$ equivalents) | | | | | | | |
| **Liabilities** | | | | | | | | |
| Long-term debt | | | | | | | | |
| Fixed rate (U.S.$) | — | — | — | — | — | 117,616 | 117,616 | 125,685 |
| Average interest rate | 7.0% | 7.0% | 7.0% | 7.0% | 7.0% | 7.0% | — | — |
| Variable rate (U.S.$) | 47,828 | 72,000 | 72,000 | 72,000 | — | — | 263,828 | — |
| Average rate (U.S.$) | LIBOR+M(1) | LIBOR+M(1) | LIBOR+M(1) | LIBOR+M(1) | — | — | — | — |
| Variable rate (U.S.$) | 279,162 | — | — | — | — | — | 279,162 | — |
| Average interest rate | LIBOR+1.3% | — | — | — | — | — | — | — |
| | (in U.S.$ thousands) | | | | | | | |
| **Interest Rate Derivatives** | | | | | | | | |
| Interest rate swap: | | | | | | | | |
| Variable to fixed (U.S.$) | 39,327 | 41,858 | 35,990 | — | — | — | 117,175 | (6,004) |
| Average pay rate | 6.7225% | 6.7225% | 6.7225% | — | — | — | — | — |
| Average receive rate | LIBOR | LIBOR | LIBOR | — | — | — | — | — |

Note:
(1) Interest was payable at a rate that is equal to a margin over LIBOR. The margin varied from 0.801% to 1.407% depending on certain factors.

| | As of June 30, 2001 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Expected Maturity Date December 31, | | | | | | | |
| | 2002 | 2003 | 2004 | 2005 | 2006 | Thereafter | Total | Fair Value |
| | (in thousands U.S.$ equivalents) | | | | | | | |
| **Liabilities** | | | | | | | | |
| Long-term debt | | | | | | | | |
| Fixed rate (U.S.$) . . . . . | — | — | — | — | — | 121,699 | 121,699 | 138,544 |
| Average interest rate . . | 7.0% | 7.0% | 7.0% | 7.0% | 7.0% | 7.0% | — | — |
| Fixed rate (U.S.$) . . . . . | — | — | — | — | — | 260,000 | 260,000[(1)] | 252,200 |
| Average interest rate . . | 10.25 | 10.25 | 10.25 | 10.25 | 10.25 | — | — | — |
| Variable rate (U.S.$) . . . | 40,000 | 80,000 | 80,000 | 80,000 | 15,730 | — | 295,730 | — |
| Average interest rate . . | LIBOR+M[(2)] | LIBOR+M[(2)] | LIBOR+M[(2)] | LIBOR+M[(2)] | LIBOR+M[(2)] | — | — | — |
| | (in U.S.$ thousands) | | | | | | | |
| **Interest Rate Derivatives** | | | | | | | | |
| Interest rate swap: | | | | | | | | |
| Variable to fixed (U.S.$) . | 19,992 | 41,858 | 35,990 | — | — | — | 97,840 | (4,976) |
| Average pay rate . . . . | 6.7225% | 6.7225% | 6.7225% | — | — | — | — | — |
| Average receive rate . . | LIBOR | LIBOR | LIBOR | — | — | — | — | — |
| Variable to fixed (U.S.$) . | 40,786 | 82,450 | 20,013 | 36,919 | — | — | 180,168 | (1,447) |
| Average pay rate . . . . | 3.463% | 3.463% | 3.463% | 3.463% | — | — | — | — |
| Average receive rate . . | LIBOR | LIBOR | LIBOR | LIBOR | — | — | — | — |

Notes:

(1) While indebtedness in respect of our 10¼% Senior Notes due 2012 amounted to U.S.$256.2 million as of June 30, 2002, the U.S.$260.0 million aggregate principal amount of the 10¼% Senior Notes due 2012 is payable upon maturity.

(2) Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors.

*Exchange Rate Sensitivity.* Our revenues are primarily denominated in U.S. dollars and to a lesser extent sterling. Our expenses are denominated primarily in U.S. dollars and to a lesser degree euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to reduce substantially all of the exposure related to fluctuations in foreign currency exchange rates by purchasing foreign currency exchange contracts to the extent that we cannot naturally mitigate our currency exposure by applying our U.S. dollar denominated revenues to our U.S. dollar denominated expenses and indebtedness and by applying our sterling denominated revenues to our sterling denominated expenses and indebtedness. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities. We did not have any material forward currency exchange contracts outstanding as of December 31, 2001 or June 30, 2002.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEWATER FINANCE LIMITED
(Registrant)

Date 29/8/02

By ______________________
(Signature)

CORNELIS VOORMOLEN
DIRECTOR AND PRINCIPAL FINANCIAL OFFICER